SHARE EXCHANGE AGREEMENT

This SHARE EXCHANGE AGREEMENT, dated as of February 11, 2011 (the “Agreement”) by and among AMERICAN TELSTAR, INC, a Nevada corporation (“Telstar”), CHINA AGRICORP, INC., a Nevada corporation (“Agricorp”), and all of the shareholders of Agricorp whose names are set forth on Exhibit A attached hereto (the “Agricorp Holders”).

WHEREAS, the authorized capital of Telstar consists of 500,000,000 shares of common stock, par value $.0001 per share (the "Telstar Common Stock"), and 40,000,000 shares of preferred stock, par value $.10 per share (the "Telstar Preferred Stock"). Of such authorized capital, 9,706 shares of Telstar Common Stock and no shares of Telstar Preferred Stock are issued and outstanding;

WHEREAS, the Agricorp Holders own the number of shares of Common Stock, par value $.001 per share of Agricorp (“Agricorp Common Stock”) set forth opposite their name of Exhibit A;

WHEREAS, each of the Agricorp Holders believes it is in such person’s best interest to exchange with Telstar all of the Agricorp Common Stock such person holds for the shares of Telstar Common Stock set forth opposite such person’s name on Exhibit A attached hereto; and

WHEREAS, it the intention of the parties that:  (i) said exchange of shares shall qualify as a tax-free reorganization under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the “Code”); and (ii) said exchange shall qualify as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended and in effect on the date of this Agreement (the “1933 Act”).

NOW, THEREFORE, in consideration of the mutual terms, conditions and other agreements set forth herein, the parties hereto hereby agree as follows:

ARTICLE I

EXCHANGE OF AGRICORP SECURITIES FOR TELSTAR COMMON STOCK

Section 1.1         Agreement of Agricorp Holders and Telstar to Exchange Agricorp Common Stock for Telstar Common Stock.  On the Closing Date (as hereinafter defined) and upon the terms and subject to the conditions set forth in this Agreement, the Agricorp Holders shall sell, assign, transfer, convey and deliver all of the Agricorp Common Stock to Telstar, and Telstar shall accept the Agricorp Common Stock from the Agricorp Holders in exchange for the issuance to the Agricorp Holders of the number of shares of Telstar Common Stock set forth opposite the names of the Agricorp Holders on Exhibit A hereto.

Section 1.2        Capitalization.  On the Closing Date, immediately before the transactions to be consummated pursuant to this Agreement, Telstar shall have authorized capital consisting of 500,000,000 shares of Telstar Common Stock and 40,000,000 shares of Telstar Preferred Stock. Of such authorized capital, 9,706 shares of Telstar Common Stock shall be issued and outstanding and no shares of Telstar Preferred Stock shall be issued or outstanding.

Section 1.3        Closing.  The closing of the exchange to be made pursuant to this Agreement (the "Closing") shall take place at 10:00 a.m. E.S.T. on the second business day after the conditions to closing set forth in Articles V and VI have been satisfied or waived, or at such other time and date as the parties hereto shall agree in writing (the "Closing Date"), at the offices of Guzov Ofsink, LLC, 900 Third Avenue, 5th Floor, New York, New York 10022. At the Closing, the Agricorp Holders shall deliver to Telstar the certificates representing 100% of the Agricorp Common Stock, duly endorsed for transfer or accompanied by appropriate stock powers or warrant assignments duly executed in blank.  In full consideration and exchange for the Agricorp Common Stock, Telstar shall issue and exchange to each Agricorp Holder the Telstar Common Stock set forth opposite the name of the Agricorp Holder on Exhibit A.

Section 1.4         Tax Treatment. The exchange described herein is intended to comply with Section 368(a)(1)(B) of the Code, and all applicable regulations thereunder.  In order to ensure compliance with said provisions, the parties agree to take whatever steps may be necessary, including, but not limited to, the amendment of this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF TELSTAR

Telstar hereby represents, warrants and agrees as follows:

Section 2.1          Corporate Organization

a.           Telstar is a corporation duly organized, validly existing and in good standing under the laws of Nevada, and has all requisite corporate power and authority to own its properties and assets and to conduct its business as now conducted and is duly qualified to do business in good standing in each jurisdiction in which the nature of the business conducted by Telstar or the ownership or leasing of its properties makes such qualification and being in good standing necessary, except where the failure to be so qualified and in good standing will not have a material adverse effect on the business, operations, properties, assets, condition or results of operation of Telstar (a "Telstar Material Adverse Effect");

b.           Copies of the Articles of Incorporation and Bylaws of Telstar are attached hereto as Schedule 2.1(b). Such copies are accurate and complete as of the date hereof and neither of the foregoing documents have been amended.  The minute books of Telstar are current as required by law, contain the minutes of all meetings of the Board of Directors and shareholders of Telstar from August 5, 1986, the date of incorporation of its predecessor, American Telstar, Inc., a Colorado corporation which merged with and into Telstar on December 29, 2010, to the date of this Agreement, and adequately reflect all material actions taken by the Board of Directors and shareholders of Telstar and its predecessor.

Section 2.2         Capitalization of Telstar.  The authorized capital stock of Telstar consists of 500,000,000 shares of Telstar Common Stock and 40,000,000 shares of Telstar Preferred Stock. Of such authorized capital, 9,706 shares of Telstar Common Stock are issued and outstanding as of the date hereof and no shares of Telstar Preferred Stock are issued or outstanding as of the date hereof. All of the Telstar Common Stock to be issued pursuant to this Agreement have been duly authorized and will be validly issued, fully paid and non-assessable and no personal liability will attach to the ownership thereof.  As of the date of this Agreement there are and as of the Closing Date, there will be, no outstanding options, warrants, agreements, commitments, conversion rights, preemptive rights or other rights to subscribe for, purchase or otherwise acquire any shares of capital stock or any un-issued or treasury shares of capital stock of Telstar, except for the Telstar Common Stock to be issued pursuant to this Agreement.

Section 2.3         Subsidiaries and Equity Investments.  Telstar has no subsidiaries or equity interest in any corporation, partnership or joint venture.

Section 2.4         Authorization and Validity of Agreements.  Telstar has all corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by Telstar and the consummation by Telstar of the transactions contemplated hereby have been duly authorized by all necessary corporate action of Telstar, and no other corporate proceedings on the part of Telstar are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

Section 2.5         No Conflict or Violation.  The execution, delivery and performance of this Agreement by Telstar does not and will not violate or conflict with any provision of its Articles of Incorporation or By-laws, and does not and will not violate any provision of law, or any order, judgment or decree of any court or other governmental or regulatory authority, nor violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under, or give to any other entity any right of termination, amendment, acceleration or cancellation of, any contract, lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which Telstar is a party or by which it is bound or to which any of their respective  properties or assets is subject, nor will it result in the creation or imposition of any lien, charge or encumbrance of any kind whatsoever upon any of the properties or assets of Telstar, nor will it result in the cancellation, modification, revocation or suspension of any of the licenses, franchises, permits to which Telstar is bound.

Section 2.6        Consents and Approvals.  No consent, waiver, authorization or approval of any governmental or regulatory authority, domestic or foreign, or of any other person, firm or corporation, is required in connection with the execution and delivery of this Agreement by Telstar or performance by Telstar of its obligations hereunder.

Section 2.7         Absence of Certain Changes or Events.  Since its inception:

(a) Telstar is not currently engaged in any business and since 1991 Telstar (and its predecessors) have not engaged in any operations and have been dormant. As of the date of this Agreement, there is no, and as of the Closing Date there shall not be any, event, condition, circumstance or prospective development which threatens or may threaten to have a material adverse effect on the assets, properties, operations, prospects, net income or financial condition of Telstar; and

(b) there has not been, and as of the Closing Date there shall not be, any declaration, setting aside or payment of dividends or distributions with respect to shares of capital stock of Telstar or any redemption, purchase or other acquisition of any capital stock of Telstar or any other of Telstar’s securities.

Section 2.8         Survival.  Each of the representations and warranties set forth in this Article II shall be deemed represented and made by Telstar at the Closing as if made at such time and shall survive the Closing for a period terminating on the first anniversary of the date of this Agreement.

Section 2.9.        Litigation. Telstar is not a party to any suit, action, arbitration or legal, administrative or other proceeding, nor is there any governmental investigation which is pending or threatened against or affecting Telstar or its, business, assets or financial condition. Telstar is not in default with respect to any order, writ, injunction or decree of any federal, state, local or foreign court, department, agency or instrumentality applicable to it.

Section 2.10       Disclosure.  This Agreement, the schedules hereto and any certificate attached hereto or delivered in accordance with the terms hereby by or on behalf of Telstar in connection with the transactions contemplated by this Agreement, when taken together, do not contain any untrue statement of a material fact or omit any material fact necessary in order to make the statements contained herein and/or therein not misleading.

Section 2.11       Brokers’ Fees. Except as set forth on Schedule 2.11, neither Telstar nor Agricorp nor any Agricorp Holder has any liability to pay any fees or commissions or other consideration to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

Section 2.12       Financial Statements.  Telstar’s financial statements (the “Financial Statements”) contained in its filings with the Securities and Exchange Commission (“SEC”) have been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods indicated and with each other, except that the unaudited Financial Statements do not contain all footnotes required by U.S. GAAP.  The Financial Statements fairly present the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject to normal year-end audit adjustments.  Except as set forth in the Financial Statements, Telstar has no material liabilities (contingent or otherwise).  Telstar is not a guarantor or indemnitor of any indebtedness of any other person, firm or corporation.  Telstar maintains and will continue to maintain a standard system of accounting established and administered in accordance with U.S. GAAP until Closing.

Section 2.13       Securities Laws. Telstar has complied in all respects with applicable federal and state securities laws, rules and regulations, including the Sarbanes Oxley Act of 2002, as such laws, rules and regulations apply to Telstar and its securities; and all shares of capital stock of Telstar have been issued in accordance with applicable federal and state securities laws, rules and regulations.  There are no stop orders in effect with respect to any of Telstar’s securities.

Section 2.14       Tax Returns, Payments and Elections. Telstar has timely filed all Tax (as defined below) returns, statements, reports, declarations and other forms and documents (including, without limitation, estimated Tax returns and reports and material information returns and reports) (“Tax Returns”) required pursuant to applicable law to be filed with any Tax Authority (as defined below), all such Tax Returns are accurate, complete and correct in all material respects, and Telstar has timely paid all Taxes due.  For purposes of this Agreement, the following terms have the following meanings:  “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any and all taxes including, without limitation, (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, value added, net worth, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any United States, local or foreign governmental authority or regulatory body responsible for the imposition of any such tax (domestic or foreign) (a “Tax Authority”), (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any taxable period or as the result of being a transferee or successor thereof and (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other person.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF AGRICORP

Agricorp represents, warrants and agrees as follows:

Section 3.1          Corporate Organization.

(a)          Agricorp is duly organized, validly existing and in good standing under the laws of Nevada and has all requisite corporate power and authority to own its properties and assets and to conduct its business as now conducted and is duly qualified to do business in good standing in each jurisdiction in where the nature of the business conducted by Agricorp or the ownership or leasing of its properties makes such qualification and being in good standing necessary, except where the failure to be so qualified and in good standing will not have a material adverse effect on the business, operations, properties, assets, condition or results of operation of Agricorp (an "Agricorp Material Adverse Effect").

(b)          Copies of the Articles of Incorporation of Agricorp, with all amendments thereto to the date hereof, have been furnished to Telstar, and such copies are accurate and complete as of the date hereof.  The minute books of Agricorp are current as required by law, contain the minutes of all meetings of the Board of Directors and shareholders of Agricorp, and committees of the Board of Directors of Agricorp from the date of incorporation to the date of this Agreement, and adequately reflect all material actions taken by the Board of Directors, shareholders and committees of the Board of Directors of Agricorp.

Section 3.2         Capitalization of Agricorp; Title to the Agricorp Securities.  On the Closing Date, immediately before the transactions to be consummated pursuant to this Agreement, Agricorp shall have authorized 100,000,000 shares of common stock, par value $.001 per share, of which 9,004,593 shares will be issued and outstanding. An aggregate of 211,878 of such shares are subject to forfeiture by the holders thereof upon the occurrence of certain events. The foregoing shares are the sole authorized and outstanding shares of capital stock of Agricorp. Schedule 3.2 attached hereto, sets forth information with respect to all outstanding securities which are exercisable for or convertible into Agricorp Common Stock. Except as set forth in Schedule 3.2, there are no outstanding options, warrants, agreements, commitments, conversion rights, preemptive rights or other rights to subscribe for, purchase or otherwise acquire any shares of capital stock or any un-issued or treasury shares of capital stock of Agricorp.

Section 3.3         Disclosure.  This Agreement, the schedules hereto and any certificate attached hereto or delivered in accordance with the terms hereby by or on behalf of Agricorp in connection with the transactions contemplated by this Agreement, when taken together, do not contain any untrue statement of a material fact or omit any material fact necessary in order to make the statements contained herein and/or therein not misleading.

Section 3.4         Survival.  Each of the representations and warranties set forth in this Article III shall be deemed represented and made by Agricorp at the Closing as if made at such time and shall survive the Closing for a period terminating on the first anniversary of the date of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF AGRICORP HOLDERS

Each of the Agricorp Holders severally represents, warrants and agrees as follows:

Section 4.1         Authorization and Validity of Agreements.  If such Agricorp Holder is an entity, such Agricorp Holder has all entity power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and the execution and delivery of this Agreement by the Agricorp Holder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action and no other proceedings on the part of the Agricorp Holder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.  No approvals by the shareholders of the Agricorp are required for the Agricorp Holder to consummate the transactions contemplated hereby.

Section 4.2         No Conflict or Violation.  The execution, delivery and performance of this Agreement by such Agricorp Holder does not and will not violate or conflict with any provision of the constituent documents of the Agricorp Holder, and does not and will not violate any provision of law, or any order, judgment or decree of any court or other governmental or regulatory authority.

Section 4.3         Investment Representations.  (a) All of the Telstar Common Stock  to be acquired by the Agricorp Holder pursuant to this Agreement will be acquired hereunder solely for the account of such Agricorp Holder, for investment, and not with a view to the resale or distribution thereof. Each Agricorp Holder understands and is able to bear any economic risks associated with such Agricorp Holder’s investment in the Telstar Common Stock. Each Agricorp Holder has had full access to all the information such Agricorp Holder considers necessary or appropriate to make an informed investment decision with respect to the Telstar Common Stock to be acquired under this Agreement.

Section 4.4         Agricorp Holder Status. The Agricorp Holder is either (i) an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D promulgated under the 1933 Act), or (ii) not a “U.S. person” (as such term is defined in Regulation S promulgated under the 1933 Act) and is not acquiring the Telstar Common Stock  for the benefit of any U.S. person.

Section 4.5         Reliance on Exemptions.  Such Agricorp Holder understands that the Telstar Common Stock is being offered and issued to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that Telstar is relying upon, among other things, the truth and accuracy of, and such Agricorp Holder’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Agricorp Holder set forth herein in order to determine the availability of such exemptions and the eligibility of such Agricorp Holder to acquire the Telstar Common Stock

Section 4.6         Information.  Such Agricorp Holder and its advisors, if any, have been furnished with all materials relating to the offer and sale of the Telstar Common Stock which have been requested by such Agricorp Holder. Such Agricorp Holder and its advisors, if any, have been afforded the opportunity to ask questions of Telstar.  Neither such inquiries nor any other due diligence investigations conducted by such Agricorp Holder or its advisors, if any, or its representatives shall modify, amend or affect such Agricorp Holder’s right to rely on the representations and warranties contained herein. Such Agricorp Holder understands that its investment in the Telstar Common Stock involves a high degree of risk and is able to afford a complete loss of such investment.  Such Agricorp Holder has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision in respect of its acquisition of the Telstar Common Stock.

Section 4.7         No Governmental Review.  Such Agricorp Holder understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Telstar Common Stock or the fairness or suitability of the investment in the Telstar Common Stock nor have such authorities passed upon or endorsed the merits of the offering of the Telstar Common Stock.

Section 4.8         Transfer or Resale.  Such Agricorp Holder understands:  (i) the Telstar Common Stock has not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) such Agricorp Holder shall have delivered to Telstar an opinion of counsel, in a form reasonably acceptable to Telstar, to the effect that such Telstar Common Stock to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) such Agricorp Holder provides Telstar with assurance reasonably acceptable to Telstar that such Telstar Common Stock can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the 1933 Act, as amended, (or a successor rule thereto) (collectively, “Rule 144”); (ii) any sale of the Telstar Common Stock made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Telstar Common Stock under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) none of Telstar or any other person is under any obligation to register the Telstar Common Stock under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.  Notwithstanding the foregoing, and subject to compliance with applicable securities laws, the Telstar Common Stock may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Telstar Common Stock and such pledge of Telstar Common Stock shall not be deemed to be a transfer, sale or assignment of the Telstar Common Stock hereunder, unless required by law, and no Agricorp Holder effecting a pledge of Telstar Common Stock shall be required to provide Telstar with any notice thereof or otherwise make any delivery to Telstar pursuant to this Agreement.

Section 4.9         Survival.  Each of the representations and warranties set forth in this Article IV shall be deemed represented and made by the Agricorp Holder at the Closing as if made at such time and shall survive the Closing for a period terminating on the second anniversary of the date of this Agreement.

ARTICLE V

COVENANTS

Section 5.1          Certain Changes and Conduct of Business.

(a)          From and after the date of this Agreement and until the Closing Date, Telstar shall not, and the shareholders of Telstar shall cause Telstar not to, carry out any business other than maintaining its corporate existence and making any governmental filings necessary and in a manner consistent with all representations, warranties or covenants of Telstar and the shareholders of Telstar and shall not and shall cause Telstar to not:

i.
make any change in its Articles of Incorporation or Bylaws; issue any additional shares of capital stock or equity securities or grant any option, warrant or right to acquire any capital stock or equity securities or issue any security convertible into or exchangeable for its capital stock or alter in any material term of any of its outstanding securities or make any change in its outstanding shares of capital stock or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise;

ii.	A.	incur, assume or guarantee any indebtedness for borrowed money, issue any notes, bonds, debentures or other corporate securities or grant any option, warrant or right to purchase any thereof; or

B.	issue any securities convertible or exchangeable for debt or equity securities of Telstar;

iii.	make any sale, assignment, transfer, abandonment or other conveyance of any of its assets or any part thereof;

iv.	subject any of its assets, or any part thereof, to any lien or suffer such to be imposed t;

v.	acquire any assets, raw materials or properties, or enter into any other transaction;

vi.
enter into any new (or amend any existing) employee benefit plan, program or arrangement or any new (or amend any existing) employment, severance or consulting agreement, grant any general increase in the compensation of officers or employees (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) or grant any increase in the compensation payable or to become payable to any employee;

vii.	make or commit to make any material capital expenditures;

viii.	pay, loan or advance any amount to, or sell, transfer or lease any properties or assets to, or enter into any agreement or arrangement with, any of its affiliates;

ix.	guarantee any indebtedness for borrowed money or any other obligation of any other person;

x.	fail to keep in full force and effect insurance comparable in amount and scope to coverage maintained by it (or on behalf of it) on the date hereof;

xi.	take any other action that would cause any of the representations and warranties made by it in this Agreement not to remain true and correct in all material aspect;

xii.	make any loan, advance or capital contribution to or investment in any person;

xiii.	make any change in any method of accounting or accounting principle, method, estimate or practice;

xiv.	settle, release or forgive any claim or litigation or waive any right;

xv.	commit itself to do any of the foregoing.

(b)          From and after the date of this Agreement and until the Closing Date Agricorp shall:

1.	continue to maintain, in all material respects, its properties in accordance with present practices in a condition suitable for its current use;

2.	conduct no business other than maintaining its corporate existence and making necessary governmental filings; and

3.	keep its books of account, records and files in the ordinary course and in accordance with existing practices.

Section 5.2         Access to Properties and Records.  Agricorp shall afford Telstar’s accountants, counsel and authorized representatives, and Telstar shall afford to Agricorp’s accountants, counsel and authorized representatives full access during normal business hours throughout the period prior to the Closing Date (or the earlier termination of this Agreement) to all of such parties’ properties, books, contracts, commitments and records and, during such period, shall furnish promptly to the requesting party all other information concerning the other party's business, properties and personnel as the requesting party may reasonably request, provided that no investigation or receipt of information pursuant to this Section 5.2 shall affect any representation or warranty of or the conditions to the obligations of any party.

Section 5.4          Consents and Approvals.  The parties shall:

(a)         use their reasonable commercial efforts to obtain all necessary consents, waivers, authorizations and approvals of all governmental and regulatory authorities, domestic and foreign, and of all other persons, firms or corporations required in connection with the execution, delivery and performance by them of this Agreement; and

(b)         diligently assist and cooperate with each party in preparing and filing all documents required to be submitted by a party to any governmental or regulatory authority, domestic or foreign, in connection with such transactions and in obtaining any governmental consents, waivers, authorizations or approvals which may be required to be obtained connection in with such transactions.

Section 5.5         Public Announcement.  Unless otherwise required by applicable law, the parties hereto shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement and shall not issue any such press release or make any such public statement prior to such consultation.

Section 5.6         Stock Issuance.  From and after the date of this Agreement until the Closing Date, neither Telstar nor Agricorp shall issue any additional shares of its capital stock or other securities except for the Telstar Common Stock to be issued pursuant to this Agreement.

ARTICLE VI

CONDITIONS TO OBLIGATIONS OF AGRICORP HOLDERS

The obligations of the Agricorp Holders to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing Date, of the following conditions, any one or more of which may be waived by the Agricorp Holders in their sole discretion:

Section 6.1         Representations and Warranties of Telstar. All representations and warranties concerning Telstar made in this Agreement shall be true and correct on and as of the Closing Date as if again made by Telstar as of such date.

Section 6.2         Agreements and Covenants.  Telstar shall have performed and complied in all material respects to all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

Section 6.3         Consents and Approvals.  Consents, waivers, authorizations and approvals of any governmental or regulatory authority, domestic or foreign, and of any other person, firm or corporation, required in connection with the execution, delivery and performance of this Agreement shall be in full force and effect on the Closing Date.

Section 6.4         No Violation of Orders.  No preliminary or permanent injunction or other order issued by any court or governmental or regulatory authority, domestic or foreign, nor any statute, rule, regulation, decree or executive order promulgated or enacted by any government or governmental or regulatory authority, which declares this Agreement invalid in any respect or prevents the consummation of the transactions contemplated hereby, or which materially and adversely affects the assets, properties, operations, prospects, net income or financial condition of Telstar shall be in effect; and no action or proceeding before any court or governmental or regulatory authority, domestic or foreign, shall have been instituted or threatened by any government or governmental or regulatory authority, domestic or foreign, or by any other person, or entity which seeks to prevent or delay the consummation of the transactions contemplated by this Agreement or which challenges the validity or enforceability of this Agreement.

Section 6.5         Other Closing Documents.  The Agricorp Holders shall have received such other certificates, instruments and documents in confirmation of the representations and warranties of Telstar or in furtherance of the transactions contemplated by this Agreement as they or their counsel may reasonably request.

Section 6.6         Absence of Litigation. No action, suit or proceeding before any court or any governmental body or authority, pertaining to the transactions contemplated by this Agreement or to its consummation, shall have been instituted or threatened.

Section 6.7         Resignation and Replacement of Directors and Officers.  All of the current directors of Telstar, other than Lisa Guise, shall have resigned and one designee of Agricorp and no other persons shall have been elected as directors of Telstar (except that Lisa Guise’s resignation as a director of Telstar and the election of Agricorp’s designee as a director of Telstar shall take effect eleven days after a definitive Information Statements prepared in accordance with SEC Rule 14f-1 is disseminated to the shareholders of Telstar). All of the current officers of Telstar shall have resigned and the designees of Agricorp shall have been appointed as officers of Telstar.

Section 6.8         Disposition of Telstar’s Existing Business, Assets and Liabilities. As of the Closing Date, except for cash, Telstar shall have no assets, including, without limitation, contract rights (other than its rights and obligations under contracts with its transfer agent, Computershare, Inc., and a Consulting Agreement with Jeff Rochlin), and Telstar shall have no liabilities or contingent liabilities.

Section 6.9         Call Option Agreements. Sky Harmony Ecological Technology Limited, a British Virgin Islands company (“Sky Harmony”), the holder of 7,473,808 shares of Agricorp Common Stock and one of the Agricorp Holders, is a party to eight different Call Option Agreements, dated August 26, 2010 with eight persons pursuant to which Sky Harmony has granted to such persons the option to purchase a portion of the Agricorp Common Stock held by Sky Harmony, subject to the satisfaction of certain conditions (the “Call Option Agreements”). The Call Option Agreements shall have been amended to provide that immediately upon the consummation of this Agreement, in lieu of Agricorp Common Stock, the options granted under the Call Option Agreements shall be for the purchase of a number of shares of Telstar Common Stock set forth in the amendment and certain references in the Call Option Agreements “China Agricorp” shall mean Telstar, but except for such changes, all of the other terms and conditions set forth in the Call Option Agreements shall remain in full force and effect.

Section 6.10       Cancellation of Certain Shares. An aggregate of 7,016 shares of Telstar Common Stock to be acquired by Agricorp on or before the Closing Date shall have been cancelled without the payment to Agricorp of any consideration so that as of the Closing only 2,690 shares of Telstar Common Stock shall be outstanding.

ARTICLE VII

CONDITIONS TO OBLIGATIONS OF TELSTAR

The obligations of Telstar to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing Date, of the following conditions, any one or more of which may be waived by Telstar in its sole discretion:

Section 7.1         Representations and Warranties of Agricorp and Agricorp Holders.  All representations and warranties made by Agricorp and the Agricorp Holders in this Agreement shall be true and correct on and as of the Closing Date as if again made by Agricorp and the Agricorp Holders on and as of such date.

Section 7.2         Agreements and Covenants.  Agricorp and the Agricorp Holders shall have performed and complied in all material respects to all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

Section 7.3          Consents and Approvals.  All consents, waivers, authorizations and approvals of any governmental or regulatory authority, domestic or foreign, and of any other person, firm or corporation, required in connection with the execution, delivery and performance of this Agreement, shall have been duly obtained and shall be in full force and effect on the Closing Date.

Section 7.4          No Violation of Orders.  No preliminary or permanent injunction or other order issued by any court or other governmental or regulatory authority, domestic or foreign, nor any statute, rule, regulation, decree or executive order promulgated or enacted by any government or governmental or regulatory authority, domestic or foreign, that declares this Agreement invalid or unenforceable in any respect or which prevents the consummation of the transactions contemplated hereby, or which materially and adversely affects the assets, properties, operations, prospects, net income or financial condition of Agricorp, taken as a whole, shall be in effect; and no action or proceeding before any court or government or regulatory authority, domestic or foreign, shall have been instituted or threatened by any government or governmental or regulatory authority, domestic or foreign, or by any other person, or entity which seeks to prevent or delay the consummation of the transactions contemplated by this Agreement or which challenges the validity or enforceability of this Agreement.

Section 7.5.        Other Closing Documents.  Telstar shall have received such other certificates, instruments and documents in confirmation of the representations and warranties of Agricorp and the Agricorp Holders or in furtherance of the transactions contemplated by this Agreement as Telstar or its counsel may reasonably request.

Section 7.6         Absence of Litigation. No action, suit or proceeding before any court or any governmental body or authority, pertaining to the transactions contemplated by this Agreement or to its consummation, shall have been instituted or threatened against Agricorp or any Agricorp Holder.

ARTICLE VIII

TERMINATION AND ABANDONMENT

SECTION 8.1     Methods of Termination.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time before the Closing:

(a)           By the mutual written consent of the parties;

(b)           By Telstar upon a material breach of any representation, warranty, covenant or agreement on the part of the Agricorp Holders set  forth in this Agreement, or if any representation or warranty of Agricorp or the Agricorp Holders shall become untrue, in either case such that any of the conditions set forth in Article VII hereof would not be satisfied, and such breach shall, if capable of cure, has not been cured within ten (10) days after receipt by the party in breach of a notice from the non-breaching party setting forth in detail the nature of such breach;

(c)           By the Agricorp Holders, upon a material breach of any representation, warranty, covenant or agreement on the part of Telstar set forth in this Agreement, or, if any representation or warranty of Telstar and the Telstar Holders shall become untrue, in either case such that any of the conditions set forth in Article VI hereof would not be satisfied, and such breach shall, if capable of cure, not have been cured within ten (10) days after receipt by the party in breach of a written notice from the non-breaching party setting forth in detail the nature of such breach;

(d)           By any party, if the Closing shall not have consummated on or before February 11, 2011;

(e)           By any party if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties hereto shall use its best efforts to lift), which permanently restrains, enjoins or otherwise prohibits the transactions contemplated by this Agreement.

Section 8.2         Procedure Upon Termination.  In the event of termination and abandonment of this Agreement by a party pursuant to Section 8.1, written notice thereof shall forthwith be given by the terminating party to the other parties and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned, without further action.  If this Agreement is terminated as provided herein, no party to this Agreement shall have any liability or further obligation to any other party to this Agreement; provided, however, that no termination of this Agreement pursuant to this Article VIII shall relieve any party of liability for a breach of any provision of this Agreement occurring before such termination.

ARTICLE IX

MISCELLANEOUS PROVISIONS

Section 9.1         Survival of Provisions.  The respective representations, warranties, covenants and agreements of each of the parties to this Agreement (except covenants and agreements which are expressly required to be performed and are performed in full on or before the Closing Date) shall survive the Closing Date and the consummation of the transactions contemplated by this Agreement for a period of one year. In the event of a breach of any of such representations, warranties or covenants, the party to whom such representations, warranties or covenants have been made shall have all rights and remedies for such breach available to it under the provisions of this Agreement or otherwise, whether at law or in equity, regardless of any disclosure to, or investigation made by or on behalf of such party on or before the Closing Date.

Section 9.2         Publicity.  No party shall cause the publication of any press release or other announcement with respect to this Agreement or the transactions contemplated hereby without the consent of the other parties, unless a press release or announcement is required by law.  If any such announcement or other disclosure is required by law, the disclosing party agrees to give the non-disclosing parties prior notice and an opportunity to comment on the proposed disclosure.

Section 9.3         Successors and Assigns.  This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors and assigns; provided, however, that no party shall assign or delegate any of the obligations created under this Agreement without the prior written consent of the other parties.

Section 9.4         Fees and Expenses.  Except as otherwise expressly provided in this Agreement, all legal and other fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs or expenses.

Section 9.5         Notices.  All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been given or made if in writing and delivered personally or sent by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses:

If to Agricorp to:

China Agricorp, Inc.
Fengshou Road West
Jiefang District
Jiaozuo, PRC 454000
Attn: Mr. Feng Hexi, Chief Executive Officer
Fax: 011-86-020-8762-2136

with a copy to:

Guzov Ofsink, LLC
900 Third Avenue, 5th Floor
New York, New York 10022
Attn: Darren Ofsink, Esq.
Fax: 212-688-7273

If to Telstar, to:

American Telstar, Inc.
36 McLean Street
Red Bank, New Jersey 07701
Attn.: Lisa Guise, President

If to the Agricorp Holders, to the names and addresses as set forth on Exhibit A hereto;

or to such other persons or at such other addresses as shall be furnished by any party by like notice to the others, and such notice or communication shall be deemed to have been given or made as of the date so delivered or mailed. No change in any of such addresses shall be effective insofar as notices under this Section 9.5 are concerned unless such changed address is located in the United States of America and notice of such change shall have been given to such other party hereto as provided in this Section 9.5

Section 9.6         Entire Agreement.  This Agreement, together with the exhibits hereto, represents the entire agreement and understanding of the parties with reference to the transactions set forth herein and no representations or warranties have been made in connection with this Agreement other than those expressly set forth herein or in the exhibits, certificates and other documents delivered in accordance herewith.  This Agreement supersedes all prior negotiations, discussions, correspondence, communications, understandings and agreements between the parties relating to the subject matter of this Agreement and all prior drafts of this Agreement, all of which are merged into this Agreement.  No prior drafts of this Agreement and no words or phrases from any such prior drafts shall be admissible into evidence in any action or suit involving this Agreement.

Section 9.7         Severability.  This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof.  Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible so as to be valid and enforceable.

Section 9.8         Titles and Headings.  The Article and Section headings contained in this Agreement are solely for convenience of reference and shall not affect the meaning or interpretation of this Agreement or of any term or provision hereof.

Section 9.9         Counterparts.   This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

Section 9.10      Convenience of Forum; Consent to Jurisdiction.  The parties to this Agreement, acting for themselves and for their respective successors and assigns, without regard to domicile, citizenship or residence, hereby expressly and irrevocably elect as the sole judicial forum for the adjudication of any matters arising under or in connection with this Agreement, and consent and subject themselves to the jurisdiction of, the courts of the State of New York located in County of New York, and/or the United States District Court for the Southern District of New York, in respect of any matter arising under this Agreement. Service of process, notices and demands of such courts may be made upon any party to this Agreement by personal service at any place where it may be found or giving notice to such party as provided in Section 9.5.

Section 9.11       Enforcement of the Agreement.  The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereto, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.12       Governing Law.  This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of New York without giving effect to the choice of law provisions thereof.

Section 9.13       Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the parties hereto.  No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

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IN WITNESS WHEREOF, the parties hereto have executed this Share Exchange Agreement as of the date first above written.

AMERICAN TELSTAR, INC.

By:	/s/ Lisa Guise
Name:	Lisa Guise
Title:	President

CHINA AGRICORP, INC.

By:	/s/ Feng Hexi
Name:	Feng Hexi
Title:	President

AGRICORP HOLDERS:

/s/ Li Jun
Li Jun, as Purchaser Representative for
Each of the Reg S Holders set forth
On Exhibit A

SKY HARMONY ECOLOGICAL
TECHNOLOGY LIMITED

By:	/s/ Hexi Feng
	Name:	Hexi Feng
	Title:	Director

PRIMARY CAPITAL, LLC

By:	/s/ John C. Leo
	Name:	John C. Leo
	Title:	Chairman

SAN ELIJO CAPITAL, LLC

By:	/s/ Nicholas F. Coscia
Name:Nicholas F. Coscia
Title: Managing Member

LU LO HSI KUANG

/s/ LU LO HSI KUANG

CHRIS BICKEL

/s/ CHRIS BICKEL

XIAOLONG LU

/s/ XIAOLONG LU

JOHN TAMMARO

/s/ JOHN TAMMARO

JIMMY SUNG

/s/ JIMMY SUNG

ARTHUR MAGEE

/s/ ARTHUR MAGEE

[Signature Page to Share Exchange Agreement]

EXHIBIT A

AGRICORP HOLDERS

Name and Address of Agricorp Holder	Agricorp Common Stock Being Exchanged	Telstar Common Stock Being Issued in Exchange
Sky Harmony	7,473,808	7,473,808
Room 2403 Bldg No. 8
Jingyuan residential quarter
Jiaozou City, Henan Province, China

Primary Capital, LLC	615,655	612,965
80 Wall Street, 5th Floor
New York, New York 10005

Chris Bickel	467,299	467,299
131 E. Fig Street, Suite 1
Falbrook, California 92028

Arthur Magee	10,000	10,000
80 Wall Street, 5th Floor
New York, New York 10005

Xiaolong Lu	5,000	5,000
28-20 21st Ave.
Astoria, NY 11105

John Tammaro	5,000	5,000
80 Wall Street, 5th Floor
New York, New York 10005

Jimmy Sung	5,000	5,000
80 Wall Street, 5th Floor
New York, New York 10005

San Elijo Captial LLC	195,115	195,115
c/o Quatrella & Rizio
One Post RASD
P.O. Box 320019
Fairfield, Connecticut 06825

Lu Luo Hsi Kuang	195,116	195,116
One Post Road
Fairfield, CT 06825

Li Jun, as Purchaser Representative for	32,600	32,600
each of Agricorp Holders listed on
Annex I to this Exhibit A

ANNEX I TO EXHIBIT A

Reg S Purchaser List

SCHEDULE 2.1(b)
ARTICLES OF INCORPORATION AND BYLAWS

SCHEDULE 2.11
FEES

On February 8, 2011, Telstar entered into certain consulting agreement with Jeffrey Rochlin (“Rochlin) for a term of one year, where Rochlin will receive a compensation of $100,000 payable on or before February 28, 2011 for his advisory services for Telstar.

SCHEDULE 3.2

CONVERTIBLE NOTES CONVERTIBLE INTO AGRICORP COMMON STOCK

Immediately prior to the Closing, there were 10% Convertible Promissory Note issued by China Agricorp, Inc. (the “Notes”), due on August 26, 2011, in an aggregate principal amount of $2,930,000 with an annual interest rate of 10%. The Notes shall automatically convert into Agricorp’s securities at a 50% discount to the price at which such securities are sold in a “Qualified Financing,” which term is defined in the Notes as the sale by Agricorp of its capital stock in a capital raising transaction, for aggregate gross proceeds to Agricorp of at least $15 million.

OUTSTANDING WARRANTS TO PURCHASE AGRICORP COMMON STOCK

Immediately prior to the Closing, there were warrants issued to the investors in connection with Agricorp’s private placement of the Notes (the “Private Placement”) on August 26 and September 30 of 2010 (the “Investor Warrants”). Such Investor Warrants become exercisable at any time during the five-year period commencing on the first anniversary of their date of issuance, except that the warrants shall be null and void and unexerciseable if, prior to such one year anniversary, the Notes are automatically converted into Agricorp Common Stock. The number of shares for which an Investor Warrant is exerciseable equals the principal amount of the Note issued to such investor divided by the exercise price of the Investor Warrant. The exercise price per share of the Investor Warrants equals the lesser of $2.50 and 50% of the price per share of the Agricorp Common Stock (or common stock equivalent) issued by Agricorp in a placement of Agricorp’s securities for proceeds of more than $1,000,000, but less than $15,000,000.

For the services provided in connection with the Private Placement, certain placement agents of Agricorp received warrants to purchase Agricorp Common Stock on August 30, 2010 (“Placement Agent Warrants”). There were two series of Placement Agent Warrants, both of which have substantially the form of the Investor Warrants, except that: (i) one series of the Placement Agent Warrants will immediately become null and void and unexercisable if a Qualified Financing (as defined in the Placement Agent Warrants) is consummated before August 27, 2011; (ii) the other series of the Placement Agent Warrants will become null and void and unexercisable if there is no Qualified Financing is consummated before August 27, 2010. The number of shares of Common Stock purchasable under both of such warrants cannot be determined yet, since they both depends on the occurrence of a Qualified Financing in the future.